RANCHO SANTA FE MINING, INC.

9655 Granite Ridge Drive, Suite 200

San Diego, CA 92123

Tel. 858.717.8090

March 24, 2016

Mr. John Reynolds

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Re:	Rancho Santa Fe Mining, Inc.
Amendment No. 2 to Form S-1
Filed December 15, 2015
File No. 333-208550

Dear Mr. Reynolds:

Rancho Santa Fe Mining, Inc., a Nevada corporation (the “Company”), has received and reviewed your letter dated March 1, 2016 pertaining to the Company’s above-referenced filing (the “Filing”) as filed with the Securities & Exchange Commission (the “Commission”). Specific to your comments, our responses below are in addition to those filed via the Edgar system. The following numbered responses correspond to those numbered comments as set forth in the comment letter dated March 1, 2016.

Age of Financial Statements

1.         Please update the financial statements and other financial information in the filing to include updated interim financial statements pursuant to the requirements of Rule 8-08 of Regulation S-X, and update the auditor’s consent and disclosure in Management’s Discussion and Analysis.

RESPONSE:

In consideration of your comment, the Filing has been amended to update the financial statements and other financial information in the Filing to include the interim financial statements for the quarter ended December 31, 2015.

In connection with the Company’s responding to the comments set forth in the March 1, 2016 letter, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing; and,

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

A copy of this letter and any related documents have also been filed via the EDGAR system. Thank you for your courtesies.

Very truly yours,

/s/Michael Midlam

Michael Midlam

President